November 17, 2006

Via EDGAR

Angela Crane, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Gerber Scientific, Inc.
Form 10-K for the fiscal year ended April 30, 2006
Filed July 28, 2006
File No. 001-05865

Dear Ms. Crane:

This letter is furnished in response to the Staff's letter, dated November 3, 2006, which provided a comment on the above-captioned filing. We appreciate your input and trust that you will find this letter responsive. For the Staff's convenience, we have reproduced below the text of the comment set forth in the Staff's comment letter, immediately after which we have provided our response.

SEC Comment No. 1 - Form 10-K for the Fiscal Year Ended April 30, 2006; Item 8. Financial Statements and Supplementary Data, page 51; Note 1. Summary of Significant Accounting Policies, page 55; Revenue Recognition, page 56

We note your discussion on page 8 that Spandex "acts as a distributor... for a number of different equipment and aftermarket consumable suppliers." Please tell us and revise future filings to disclose the significant terms of your transactions with third party suppliers as well as how these terms impact how you are required to account for and present revenue, cost of sales and inventory related to arrangements where you sell products manufactured by others. Furthermore, please specifically tell us how the guidance at EITF 99-19 impacts your presentation requirements for such transactions. Your response should be specific to the terms of your underlying arrangements and quantify the amounts recorded in your financial statements related thereto as of the dates and periods presented herein.

Company Response

As discussed on page 8 of the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2006, the Company's Spandex business operations offer a full array of products and support services to small sign shops, which are supplied primarily through strategic vendor relationships with OEM partners and Gerber Scientific Products. Spandex believes it can compete effectively by leveraging its scale of operations, which offers a multi-brand strategy to attract its target customers as a "one-stop shopping" experience.

Spandex's supplier (or vendor) agreements cover the purchase and distribution of OEM and third party products through contractual agreements or purchase orders. The prices for products that Spandex purchases under contractual agreements are normally fixed on an annual basis. Certain contracts limit the geographic areas where Spandex is able to market the vendors' products. Upon the expiration of the initial term, the contracts are generally renewed for additional one-year terms unless either party provides written notice of termination in accordance with the agreements. These contracts also provide Spandex with certain expressed limited warranties related to the fitness of the products purchased, including, but not limited to, the period of the warranty and the items covered.

Although the Spandex operations have distribution relationships with several equipment and aftermarket suppliers, in some instances on an exclusive basis, Spandex does not act as an agent or broker for these suppliers. Under these distribution relationships, Spandex directly purchases equipment, aftermarket parts and consumable materials from suppliers, takes title to these products, bears all the risks and rewards of ownership, including general inventory risk and risk of loss upon sale for receivables collection, delivery and returns.

The Company has reviewed the accounting guidance pursuant to Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" (EITF 99-19), and believes that its presentation of revenue on a gross basis is appropriate. This determination is supported by the following indicators contained in EITF 99-19, which are applicable to the manner in which Spandex conducts business:

  Markets and sells products directly to customers, as evidenced by its underlying supplier and customer agreements, and is the primary obligor in its sales arrangements as it is responsible for the fulfillment of customer orders, providing products to its customers and ensuring the acceptability of the products ordered;
  Takes title to inventory prior to sale to its customers and bears the physical loss and general inventory risk for the products;
  Has latitude in establishing prices charged to its customers and amounts earned are not fixed per customer transaction or as a stated percentage of the amount billed; and
  Bears the credit risk for all amounts billed to its customers.

The Company does not believe that any indicators contained in EITF 99-19 of net revenue reporting are present. As a result, the Company considers that its current presentation meets the requirements of EITF 99-19 for gross revenue reporting.

The Spandex business operation recorded total revenue of $186.5 million, $189.3 million and $186.3 million for the fiscal years ended April 30, 2006, 2005 and 2004, respectively. No amounts have been quantified for revenue recorded on a net basis, as Spandex records all revenue on a gross basis.

The Company will enhance the disclosures contained in its Notes to Consolidated Financial Statements - Summary of Significant Accounting Policies in its future filings of Annual Reports on Form 10-K, and will disclose the proposed change below beginning with its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006, to include the following under its accounting policy for revenue recognition associated with distribution activities to provide readers with a better understanding of its presentation of revenue, cost of sales and inventories in connection with distribution-related sales:

"The Company's sales of third-party purchased products are recorded on a gross revenue basis in accordance with Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The Company is the primary obligor in these transactions, bears general inventory and credit risks and sets the pricing terms with its customers."

In addition, to enhance clarity and provide additional information, the Company will also include in its future filings, beginning with its Annual Report on Form 10-K for the fiscal year ending April 30, 2007, the following discussion under Item 1. Business for Spandex, Ltd. under Distribution Relationships:

"Spandex's supplier (or vendor) agreements cover the purchase and distribution of OEM and third party products through contractual agreements or purchase orders. The prices for products that Spandex purchases under contractual agreements are normally fixed on an annual basis. Certain contracts limit the geographic areas where Spandex is able to market the vendors' products. Upon the expiration of the initial term, the contracts are generally renewed for terms of one additional year unless either party provides written notice of termination in accordance with the agreements. These contracts also provide Spandex with certain expressed limited warranties related to the fitness of the products purchased, including, but not limited to, the period of the warranty and the items covered."

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As requested in the Staff's November 3 letter, the Company hereby acknowledges that:

(a) The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended April 30, 2006;

(b) Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Once again, we thank you for your comments. If the Staff should have any additional questions or comments, please feel free to call John J. Krawczynski, our Vice President, Chief Accounting Officer and Corporate Controller, directly at (860) 648-8099 or me at (860) 648-8004.

Sincerely,

/s/ Jay Zager
Jay Zager
Executive Vice President and
Chief Financial Officer
Gerber Scientific, Inc.